Exhibit 1

NORTEL INVERSORA S.A.

Buenos Aires, November 10, 2017.

Marcos Ayerra

President

National Securities Commission

Ref:  Termination of the Company’s Head of Market Relations.

Appointment of its successor.

Dear Sir,

I am pleased to address this letter to you in my capacity as President of Nortel Inversora S.A. (hereinafter, the “Company”) in order to inform that María de los Ángeles Blanco Salgado will cease its position as the Company’s Head of Market Relations as from November 24, 2017.

In addition, I hereby inform that the Board of Directors, in a meeting held on the date hereof, with the consent of the members of the Supervisory Committee present at the meeting, has appointed María Verónica Tuccio to perform as Head of Market Relations, pursuant to the provisions of Section 99, subsection a) of the Capital Markets Law No. 26,831, as from November 24, 2017.

Yours sincerely,

Baruki González

President